Exhibit 99.1

Qingke Announces New Chief Operating Officer

SHANGHAI, China, June 12, 2020 (GLOBE NEWSWIRE) — Q&K International Group Limited (NASDAQ: QK) (“Qingke” or the “Company”), a leading technology-driven long-term apartment rental platform in China, today announced that Mr. Chengcai Qu has been appointed as the chief operating officer of the Company, effective June 12, 2020.

Mr. Chengcai Qu has served as Qingke’s director since 2020 and vice president since 2013. Prior to joining Qingke, Mr. Qu was a director of the office of public relations at Antai School of Economics and Management of Shanghai Jiao Tong University from November 2006 to November 2013. From June 2004 to October 2006, Mr. Qu was a newspaper reporter specializing in business and management. Mr. Qu received a bachelor’s degree in literature from Shanghai University of Finance and Economics in 2004, and a master’s degree in business administration from Shanghai Jiao Tong University in 2013.

Qingke also announced that Mr. Zhaochun Zheng will no longer serve as the chief operating officer of the Company, effective June 12, 2020. Mr. Zheng remains as a director of the Company.

About Qingke

Q&K International Group Limited (NASDAQ: QK) is a leading technology-driven long-term apartment rental platform in China. The Company offers young, emerging urban residents conveniently-located, ready-to-move-in, and affordable branded apartments as well as facilitates a variety of value-added services. Qingke signs long-term leases with individual landlords in different locations in relatively inexpensive yet convenient locations and manages them centrally, leveraging its advanced IT and mobile technologies. Technology is the core of Qingke’s business and is applied to every step of its operational process from apartment sourcing, renovation, and tenant acquisition, to property management. The focus on technology enables Qingke to operate a large, dispersed, and fast-growing portfolio of apartments with high operational efficiency and deliver a superior user experience.

For investor and media inquiries, please contact:

Qingke

E-mail: ir@qk365.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com